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RESIDENT PARTNERS Lee Edwards Admitted in New York

via edgar	March 6, 2014

Re:	Trunkbow International Holdings Limited

Amendment No. 2 to Schedule 13E-3

Filed on February 24, 2014

File No. 005-86044

Revised Preliminary Proxy Statement on Schedule 14A

Filed on February 24, 2014

File No. 001-35058

Geoff Kruczek Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Kruczek:

On behalf of Trunkbow International Holdings Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 4, 2014 with respect to Amendment No. 2 to the Schedule 13E-3, File No. 005-86044 (“Schedule 13E-3”) and the preliminary proxy statement on Schedule 14A, File No. 001-35058 (the “Preliminary Proxy Statement”) filed on February 24, 2014 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 and the Preliminary Proxy Statement.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Trunkbow Merger Group Limited, Trunkbow International Merger Sub Limited, Dr. Wanchun Hou, Mr. Qiang Li, Chief Honour Investments Limited and Capital Melody Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

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March 6, 2014

Revised Proxy Statement on Schedule 14A

Background of the Merger, page 23

1.	Please expand your response to prior comment 5 to clarify how you determined no material changes occurred in the facts set forth in the November 6, 2012 Schedule 13D. As one example only, the disclosure in that filing states that the Consortium Members “are prepared to negotiate and finalize definitive documentation for the Proposed Transaction in a timely manner.” It is unclear from your response how you determined the suspension of negotiations related to the proposal is not a material change from these facts. Please advise.

The buyer group respectfully submits to the Staff that the buyer group believed no material change had occurred with respect to the buyer group’s proposal disclosed in the Schedule 13D filed on November 6, 2012. When Dr. Hou and Mr. Li decided to temporarily re-prioritize their work to focus on the operations of the Company, they always intended to resume discussions with potential financing sources as soon as the Company’s operations improved and planned to complete the going-private transaction in a timely manner. Dr. Hou and Mr. Li did not make any change to the originally proposed terms of the going-private transaction. The buyer group believed that it would be more misleading than not to inform the market of such a temporary suspension, which could be interpreted as that the going-privation transaction was in jeopardy.

In addition, all the information regarding Dr. Hou and Mr. Li’s decision to temporarily suspend the going-private decision has been disclosed in the Preliminary Proxy Statement and available publicly.

2.	We note your response to prior comment 7 regarding Mr. Lao Chi Weng’s (“Mr. Lao”) role as a nominal shareholder of Chief Honour Investments and Capital Melody. Please revise to clarify whether Mr. Lao has rights to receive dividend distributions from Chief Honour Investments and Capital Melody or whether the Entrustment Agreement empowers Messrs. Li and Hou to direct dividend distributions directly to the escrow account for the going-private contract. We note that Mr. Lao is not a signatory or party to your Entrustment Agreement filed as an exhibit to the Schedule 13D filed on November 2, 2012 and it is uncertain whether Messrs. Li and Hou have the ability to require Mr. Lao to direct the dividend distributions to the escrow funds.

The buyer group respectfully submits to the Staff that although Mr. Lao is not a party to the Entrustment Agreement, Mr. Lao entered into a Share Transfer Agreement dated September 21, 2009 with each of Dr. Hou and Mr. Li, pursuant to which Dr. Hou and Mr. Li have the right to acquire from Mr. Lao any or all of the outstanding shares of Chief Honour and Capital Melody, respectively, at a nominal price of US$1.00 at any time after February 14, 2012. Other than the Share Transfer Agreement and the Entrustment Agreement, which are all disclosed in the Preliminary Proxy Statement, there is no other agreement among Mr. Lao, Dr. Hou and Mr. Li contemplating the nominee shareholding arrangement. While the Share Transfer Agreement and the Entrustment Agreement did not specifically empower Dr. Hou and Mr. Li to direct the dividend distributions to Mr. Lao to fund the escrow account for the going-private transaction, the facts that Dr. Hou and Mr. Li were able to do so and that Dr. Hou and Mr. Li can acquire from Mr. Lao all of the outstanding shares of Chief Honour and Capital Melody at a nominal price at any time have demonstrated the existence of a de-facto control of Dr. Hou and Mr. Li over Mr. Lao and Mr. Lao’s position as a nominee shareholder. As noted in our prior response dated February 24, 2014, the Company explained the nominee holding structure to the Staff in its correspondence with the SEC dated May 26, 2010 in connection with the registration statement on Form 10-12G initially filed by the Company on April 7, 2010.

March 6, 2014

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86 10 5922 8001.

 Very truly yours,

  By:     /s/ Lee Edwards

  Name: Lee Edwards

cc:	Ling Huang, Esq. (Cleary Gottlieb Steen & Hamilton LLP) W. Clayton Johnson, Esq. (Cleary Gottlieb Steen & Hamilton LLP)